VIVO PARTICIPAÇÕES S.A. Av. Dr. Chucri Zaidan, 860 Morumbi, 04583-110 São Paulo, SP, Brazil

October 1, 2010

Via Facsimile and Edgar

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vivo Participações S.A. Form 20-F for the year ended December 31, 2009 Filed March 31, 2010 File No. 333-09470

Dear Mr. Spirgel:

Thank you for your letter dated September 17, 2010 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Vivo Participações S.A. (“Vivo”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s September 17, 2010 comment letter in bold text.

Form 20-F for the Year Ended December 31, 2009

Item 16A – Audit Committee Financial Expert, page 125

October 1, 2010	Pg.2

1.	Please disclose whether the person you designate as your audit committee financial expert is independent. See Item 16.A(a)(2) of Form 20-F.

Response:

The Company’s audit committee financial expert, Mr. José Guimarães Monforte, is independent.  Mr. Monforte’s biography as it appears under Item 6.A. on page 83 of the 2009 Form 20-F is below.

José Guimarães Monforte, born on July 6, 1947, is currently a member of the Board of Directors and Audit Committee of Vivo since June of 2007. Mr. Guimarães Monforte is the president of Jano Comércio, Administração e Participações Ltda. and was the former President of the board of IBGC and Pini Editora S/A, and the Vice President of the board of Klicknet. He is a member of the board of Natura Cosméticos and he was also a member of the board of Caramuru Alimentos, JHSF Participações S/A and Agrenco of Brazil. In addition, Jose Guimarães Monforte was also the Vice President of ANBID and of the board of the Settlement Department of the Commodity Exchange. He was also the Coordinator of the Capital Opening Committee of Bovespa and a member of the Listings Commission. Furthermore, he was a member of the Advisory Panel for the OECD on the Efficiency of the Board of Directors, and a member of the Advisory Board-Americas Cabinet of the Graduate School of Business in Chicago. He also served as an executive in several banks and companies, such as BANESPA, Banco Merrill Lynch, Banco Citibank N.A., and was President of VBC Energia S/A. Jose Guimarães Monforte graduated with a degree in Economics from the Catholic University of Santos.

Notes to the Consolidated Financial Statements, page F-13

33. Summary of the Differences between Brazilian GAAP and U.S. GAAP Applicable to the Company F-83

ac) Debt issuance cost, page F-107

1.
Please refer to your reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP and explain for us, in detail, the nature and the reasons for the adjustments related to the reversal of goodwill amortization according to Brazilian GAAP, and the reversal of tax benefit on amortization of goodwill according to Brazilian GAAP, for all periods presented.

October 1, 2010	Pg.3

Response:

a)	Accounting and tax treatment for goodwill

Whereas under U.S. GAAP goodwill is subject to an impairment test on an annual basis or on the basis of a shorter time period if there is a change in circumstances that indicates that the goodwill’s carrying value may not be fully recovered, under Brazilian GAAP goodwill was amortized until December 31, 2008. Beginning on January 1, 2009, goodwill is no longer amortized under Brazilian GAAP solely for accounting purposes, and, similarly to U.S. GAAP, it also became subject to an impairment test (See Notes 3i and 33m to the financial statements for the fiscal year ended December 31, 2009).

However, for tax purposes, goodwill continues to be amortized in accordance with Brazilian tax rules as a result of the tax neutrality described in Law No. 11,638/07, dated December 30, 2007. As disclosed in the Company’s financial statements for the year ended December 31, 2008, in Note 2b and 2f, there is neutrality for tax purposes in connection with the initial application of Law No. 11,638/07, dated December 30, 2007 and Law No. 11,941, dated May 27, 2009 (formerly Provisional Executive No. 449, dated December 3, 2008). This tax neutrality means that the Company and its subsidiaries have elected to apply the Transition Taxation System (RTT) established by the Provisional Executive Act No. 449/08. Pursuant to the Transition Taxation System (RTT), the calculation of income tax (IRPJ), social contribution on net income (CSLL), contribution to the social integration programs (PIS) and contribution to social security financing (COFINS), for the two-year period from 2008 to 2009, continue to conform to accounting methods and criteria defined in Law No. 6,404, dated December 15, 1976 and in effect since December 31, 2007. Consequently, goodwill amortization remains in place for tax purposes even though it is no longer applied for accounting purposes.

As a result of goodwill no longer being amortized since January 1, 2009 for accounting purposes, the amount in the line Reversal of goodwill amortization according to Brazilian GAAP (see Note 33. Summary of the differences between Brazilian GAAP and U.S. GAAP Applicable to the Company, starting on page F-83), represents the adjustments made to eliminate the goodwill amortization under Brazilian GAAP for the years ended December 31, 2008 and 2007.  As discussed above, during the year ended December 31, 2009, there was no goodwill amortization under Brazilian GAAP and, consequently, there is no longer a difference between the financial statements prepared under U.S. GAAP and Brazilian GAAP. However, regarding the amounts disclosed in the line Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP, those adjustments reflect the elimination of the tax effect in connection with the amortization of goodwill for tax purposes which is still applied as a result of the tax neutrality in accordance with Brazilian tax rules, as described above.

October 1, 2010	Pg.4

b)	Computation of deferred taxes over goodwill from business combination in accordance with ASC 805 (Tax-deductible goodwill)

As discussed above under Brazilian tax rules, amortization of goodwill is deductible for tax purposes. Under U.S. GAAP, the Company applies the provisions of ASC 805-740-25-8, which requires that the amount of goodwill recognized for financial reporting  and the tax basis of goodwill each be separated into two components as of the acquisition date for purposes of computing deferred taxes. The first component of goodwill equals the lesser of goodwill for financial reporting or tax-deductible goodwill. The second component of goodwill equals the remainder, if any, of (i) goodwill for financial reporting over tax-deductible goodwill or (ii) tax-deductible goodwill over goodwill reported for financial reporting. Consequently, deferred taxes are recognized for any differences that arise in the future between the financial reporting and tax basis of the first component of goodwill.

October 1, 2010	Pg.5

c)	Disclosure on the 2009 Form 20-F

The lines Reversal of goodwill amortization according to Brazilian GAAP and Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP are comprised of the following:

	2009		2008	2007
Reversal of goodwill amortization under Brazilian GAAP	—	(1)	408,172	306,961
Recognition of the income effect of the PPA under U.S. GAAP (2)	194,853		173,135	173,648
Total	194,853		581,307	480,609

Adjustments on reported versus tax basis of goodwill under U.S.GAAP (3)	(19,035)		(45,681)	(45,681)

(1) Beginning on January 1, 2009, goodwill is no longer amortized under Brazilian GAAP.
(2) As discussed in Note 33(e), the excess of the purchase price of each acquisition is allocated to goodwill under Brazilian GAAP; under U.S. GAAP, the excess is first allocated to identifiable assets and liabilities with the residual allocated to goodwill. This adjustment, coupled with the remaining line items under (e) represents the income effect from the difference in the accounting for all the acquisitions described in Note 33(e) between Brazilian GAAP and U.S. GAAP. Please refer to Note 33(e) for a full description of the line items.
(3) These amounts refer to the deferred income tax effect of the differences in the book and tax bases of goodwill subsequent to the acquisition date pursuant to the application of ASC 805-740-25-8. As discussed above, before January 1, 2009, goodwill had been amortized for accounting purpose under Brazilian GAAP. Consequently, for presentation/disclosure the goodwill amortization and its related tax benefit were presented together into the line Reversal of goodwill amortization under Brazilian GAAP in our reconciliation of the differences between the Brazilian GAAP and U.S.GAAP. Given that goodwill has ceased to be amortized under Brazilian GAAP after fiscal-year ended December 31, 2008, we have presented the tax benefit from the amortization of goodwill for tax purposes in the same line of the deferred income tax regarding the adjustments on reported versus tax basis of goodwill.

The line Reversal of tax benefit realized during the year recognized as expense under Brazilian GAAP as presented in the reconciliation is comprised by:
	2009	2008	2007
Adjustments on reported versus tax basis of goodwill(3)	(19,035)	(45,681)	(45,681)
Recognition of the income effect of the PPA under U.S. GAAP (2)	194,853	—	—
Total as presented on the 2009 Form 20-F (Reversal of tax benefit realized during the year recognized as expense under Brazilian GAAP)	175,818	(45,681)	(45,681)

Refer to footnotes (2) and (3) above.

We hereby confirm that we will comply with the Staff’s comments in future filings.

*           *           *           *

October 1, 2010	Pg.6

In providing these responses, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its annual report filed on Form 20-F for the year ended December 31, 2009;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  Any questions or comments with respect to this response letter may be communicated to the undersigned at 55 (11) 7420-1172 or to Diane Kerr at (212) 450-4529. Please send copies of any correspondence relating to this filing to Roberto Oliveira de Lima and Diane Kerr by facsimile to (212) 701-5529 with the original by mail to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

Very truly yours, /s/ Roberto Oliveira de Lima Roberto Oliveira de Lima

cc:	Diane G. Kerr, Esq.
(Davis Polk & Wardwell LLP)